Guotai Junan Securities USA, Inc.

Statement of Financial Condition

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69762

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING_____01/01/2021_____ AND ENDING_____12/31/2021_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Guotai Junan Securities USA, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
  ☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 Fifth Avenue, Suite 2000
                                        (No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fei Yin	646-678-3967	feiyin@gtjusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA, LLP
                    (Name – if individual, state last, first, middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fei Yin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guotai Junan Securities USA, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GUOTAI JUNAN SECURITIES USA, INC.

Index
December 31, 2020

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

**To the Shareholder of Guotai Junan Securities USA, Inc. and
Board of Directors of Guotai Junan Securities Co., Ltd.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guotai Junan Securities USA, Inc., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 15, 2022

GUOTAI JUNAN SECURITIES USA, INC.

Statement of Financial Condition
December 31, 2021

	$
Assets	
Cash	1,956,276
Restricted cash	87,756
Income taxes receivable	266
Prepaids and other assets	3,560
Total Assets	2,047,858
Liabilities and Stockholder's Equity	
Liabilities	
Deferred Revenue	215,600
Accrued expenses	40,581
Income taxes payable	5,610
Total Liabilities	261,791
Stockholder's equity	
Common stock, $.01 par value,	
5,000 shares authorized, 100 issued and outstanding	1
Additional paid-in capital	4,999,999
Accumulated deficit	(3,213,933)
Total Stockholder's equity	1,786,067
Total Liabilities and Stockholder's Equity	2,047,858

The accompanying notes are an integral part of these financial statements.

GUOTAI JUNAN SECURITIES USA, INC.

1. Organization and Business Description

Organization
Guotai Junan Securities USA, Inc. (the "Company") was formed as a corporation in the State of Delaware on January 19, 2016 as a wholly-owned subsidiary of Guotai Securities USA, Holdings Inc. (the "Parent"). The Parent is wholly-owned by Guotai Junan Global Limited, a company organized in the British Virgin Islands (the "Indirect Owner"), which is wholly-owned by Guotai Junan Financial Holdings Limited, organized in Hong Kong. Effective December 23, 2016, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to act as financial advisor in connection with mergers, acquisitions, sales of businesses or assets, corporate divestitures or other corporate restructuring and providing corporate finance advice, including advising issuers in connection with capital raising activities, private placement of securities, acting as finder, including qualifying or soliciting potential institutional investors or transaction participants for M&A or capital raising transactions and serving as the U.S. intermediating broker for its foreign broker-dealer affiliates pursuant to SEC Rule 15a-6.

2. Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
In accordance with Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined, the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. As of December 31, 2021, the amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") by approximately $1.8 million. However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Restricted Cash

Restricted cash represents cash held at a major financial institution securing an irrevocable standby letter of credit for the benefit of the landlord. Cash and restricted cash reported within the Statement of Financial Condition amounted to $1,956,276 and $87,756, respectively, with a total of $2,044,032 presented in the Statement of Cash Flows.

Leases
FASB ASC 842, Leases requires a lessee to record a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes in earnings the lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company has no leases as at December 31st, 2021.

Revenue
The Company's fee income is derived from corporate advisory activities. In accordance with ASC 606 *Revenue from Contracts with Customers* such fees are generally recognized at the point in time that performance obligations under the agreement are completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue could be recognized over time for advisory arrangements in which the performance obligations are simultaneously provided to the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The accompanying notes are an integral part of these financial statements.

The Company recognizes investment bank fees in accordance with the terms of the related agreements. These agreements are generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. Retainers received from customers prior to recognizing are reflected as "Deferred Revenue".

The following table reflects the changes in the Company's contract assets which the Company classifies as "Fees Receivable and the Company's contract liabilities, which the Company classifies as "Deferred Revenue" for the year ended December 31, 2021:

	12/31/2021	12/31/2020
Fees receivable	-	300,000
Deferred revenue	215,660	-

Foreign Exchange Transactions
Certain transactions of the Company are denominated in foreign currency and recorded at the applicable exchange rate. Gains or losses are recorded based on the difference between invoicing date and receipt date and included in the Statement of Operations.

Fixed Assets
Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and equipment are four years and three years, respectively.

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3. **Related Party Transactions**

The Company has entered into a Fees Allocation Agreement relating to non-US advisory engagements (the "Agreement") with an affiliate, Guotai Junan Securities Co., Ltd ("GTJA Co.") whereby the parties agree to share the fees earned on advisory services. The Company's part of the fee will be attributed and linked solely to the services rendered or to be rendered by the Company in the United States. GTJA Co.'s part of the fee will be attributed and linked to the work rendered or to be rendered by GTJA Co. outside the United States under the engagement. The parties have agreed the allocation of the overall advisory fees on each transaction based on the actual advisory services provided by each party.

4. **Income Taxes**

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2021, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $3,110,000 and $637,000, respectively, available to offset future taxable income. These losses begin to expire in 2037 with net operating losses generated in 2018 to 2021 carrying forward indefinitely. The net operating losses generated in 2021 amounted to $891,878.

The accompanying notes are an integral part of these financial statements.

The Company's net deferred tax asset before valuation allowance was $732,641, primarily as a result of NOLs. As of December 31, 2021, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2021, the valuation allowance increased by $187,294 from $545,347 at December 31, 2020 to $732,641 at December 31, 2021 due to net operating losses for the year.

At December 31, 2021, management believes the Company did not have any uncertain tax positions. At December 31, 2021, the Company's income tax return for the years 2018 to 2020 inclusive are subject to examination by the tax authorities.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $1,693,829 that was $1,443,829 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.1546 to 1 at December 31, 2021.

6. Accounting Developments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This standard did not have an impact on the Company's financial statements as of December 31, 2021.

7. Risks and Uncertainties

Covid-19
The Covid-19 pandemic has continued to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Litigation
The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2021, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's financial statements.

The accompanying notes are an integral part of these financial statements.

8.   **Subsequent Events**

No other events or transactions subsequent to December 31, 2021 through the date this financial statement was issued that would require recognition or disclosure in this financial statements.

The accompanying notes are an integral part of these financial statements.